SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, in addition to the Relevant Fact published on November 9, 2017 and the Market Announcement released on November 23, 2017, the Investment Partnership Program Council of the Presidency of the Republic (CPPI), through Resolution 29 of the Investment Partnership Program Council ("CPPI Resolution 29"), released on December 28, 2017 amended Resolution No. 20, dated November 8, 2017, of the Investment Partnership Program Council of the Presidency of the Republic ("CPPI Resolution 20") which approved the conditions for the transfer of shareholding control of Eletrobras held in the following companies: Companhia Boa Vista Energia S.A., Companhia Energética de Alagoas, Companhia Energética do Piauí, Centrais Elétricas de Rondônia S.A., Companhia de Eletricidade do Acre S.A. and Amazonas Distribuidora de Energia S.A and revoked the art 1 of Resolution 28, of November 22, 2017, of the Investment Partnership Program Council of the Presidency of the Republic, the section that changes the art 3, paragraph 3, of Resolution 20.

The purpose of CPPI Resolution 29 is to extend until February 8, 2018, the deadline for holding the Eletrobras General Meeting, which shall deliberate on the specific conditions of sale of the share control referred to in Resolution CPPI 20. This General Meeting will be timely called by Eletrobras to comply with this deadline.

The full CPPI Resolution number 29, dated December 28, 2017, is available for consultation, as of this date, on the Eletrobras website (www.eletrobras.com/ri) and was published in the Official Gazette of the Federal Government.

The Company clarifies that the extension referred to in Resolution CPPI 29 does not change the object and deadlines set forth in the agenda of the 169th Extraordinary General Meeting, already called, and to be held today.

Rio de Janeiro, December 28, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.